SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 December 2010

LLOYDS BANKING GROUP plc
(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANKING GROUP PLC

EXPLANATORY NOTE

Exhibit 1 to this Report on Form 6-K contains the audited consolidated financial statements of Lloyds Banking Group plc (the “Company”) unchanged from the financial statements previously set out in the Company’s annual report on Form 20-F filed with the Commission on 13 May 2010 except for (i) the inclusion of the condensed consolidated financial information as required by Rule 3-10 of Regulation S-X in connection with issuances of securities by an operating subsidiary of the Company, (ii) certain post-balance sheet date adjustments and (iii) the reissued audit report of PricewaterhouseCoopers LLP dated 22 December 2010. This Report on Form 6-K is being incorporated by reference into the Registration Statement with File No. 333-167844.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:		/s/ Tim Tookey
	Name:	Tim J.W. Tookey
	Title:	Group Finance Director,
Lloyds Banking Group plc

	Dated:	22 December 2010